UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.        )*

International Securities Exchange, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

46031W 20 4

(CUSIP Number)

William A. Porter, Jr.

c/o Adirondack Trading Partners LLC

2 Executive Blvd., Suite 201

Suffern, NY 10901

845 357-2400

(Name, address and telephone number of person authorized to receive notices and communications)

March 9, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 46031W 20 4

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Porter, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Person With:	7. Sole Voting Power: 8. Shared Voting Power: 2,000,287 9. Sole Dispositive Power: 10. Shared Dispositive Power: 2,000,287

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,287
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.44%
14.	Type of Reporting Person IN

CUSIP No. 46031W 20 4

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Margaret Joan Porter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Person With:	7. Sole Voting Power: 8. Shared Voting Power: 2,000,287 9. Sole Dispositive Power: 10. Shared Dispositive Power: 2,000,287

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,287
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.44%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of International Securities Exchange, Inc. (the “Company”). The principal executive offices of the Company are located at 60 Broad Street, New York, NY 10004.

Item 2.	Identity and Background

(a)	Names of Reporting Persons:

William A. Porter, Jr.

Margaret Joan Porter

(b)	Residence or business address of Reporting Persons:

c/o Adirondack Trading Partners LLC

2 Executive Blvd., Suite 201

Suffern, NY 10901

Mr. Porter is the Managing Member of KAP Group LLC (“KAP”) which is located at 316 Golden Hills Drive, Portola Valley, CA. KAP is primarily engaged in investing in business ventures. Mrs. Porter is retired.

(a)	The Reporting Persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(b)	The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The Reporting Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On March 9, 2005, the Porter Revocable Trust (the “Trust”), of which the Reporting Persons are co-trustees and beneficiaries, purchased in the open market 624,313 shares of Class A Common Stock at $25.75 per share. The aggregate purchase price for these shares was $16,076,059.75 (excluding any fees or commissions).

The remaining 1,375,974 shares of Class A Common Stock beneficially owned by the Reporting Persons were acquired by distribution from Adirondack Trading Partners LLC, which acquired them in the transactions described in “History of Significant Corporate

Transactions” included in the final Prospectus forming a part of the Company’s Registration Statement on Form S-1 (File No. 333-117145) (the “Prospectus”). A copy of that portion of the Prospectus is attached hereto as Exhibit 99.2. Although the transactions described are complex, the Reporting Persons calculate their aggregate cost basis in such 1,375,974 shares of Class A Common Stock as $6,022,422.88.

The securities held for the account of the Trust may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions that may be held in the margin accounts, including the shares of Class A Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.	Purpose of Transaction

The 2,000,287 shares of Class A Common Stock are beneficially owned by the Reporting Persons and held by the Trust, for which the Reporting Persons are co-trustees and beneficiaries. The 2,000,287 shares of Class A Common Stock held by the Trust include the 624,313 shares of Class A Common Stock acquired by the Trust in the open market at a price of $25.75 per share on March 9, 2005.

The Reporting Persons acquired these shares in the ordinary course of business for investment purposes. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

The Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

The beneficiaries of the Trust are Mr. and Mrs. Porter during their lives and thereafter the issue of Mr. and Mrs. Porter.

Item 5.	Interest In Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own in the aggregate 2,000,287 shares of Class A Common Stock held by the Trust, which constitutes approximately 5.44% of the 36,741,115 shares of Class A Common Stock outstanding (based on the number of Class A Common Stock outstanding as reported in the Prospectus).

(b)	See Items 7 through 10 of the cover page of this Schedule 13D.

The Reporting Persons, as co-trustees of the Trust, share the power to vote and dispose of the 2,000,287 shares of Class A Common Stock held by the Trust.

(c)	There have been no purchases or sales of the Class A Common Stock by the Reporting Persons within the last sixty days, except that on March 9, 2005, the Trust purchased in the open market 624,313 shares of the Class A Common Stock at a purchase price of $25.75 per share.

(d)	No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock held by the Trust.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

The Trust, as a stockholder of the Company, entered into a Stockholders Agreement (the “Stockholders Agreement”) dated May 31, 2002 with the Company and various other Company stockholders. The Stockholders Agreement, among other things, provides that these stockholders:

•	may not transfer their shares without the approval of the Company’s Board of Directors except for certain permitted transfers. Permitted transfers include transfers: (1) among family members, or by any family member or members to a trust, corporation, partnership, limited liability company or limited liability partnership, all of the beneficial interests in which are held by such family member or members; (2) to a legal representative in the event the stockholder becomes mentally incompetent; (3) by will or the laws of descent; and (4) to one of its affiliates;

•	may not encumber, pledge or otherwise assign their shares;

•	may not grant proxies or have other voting agreements or arrangements with respect to their shares;

•	will have the right, if the Company is eligible to file a registration statement on Form S-3, to demand that the Company file a registration statement on Form S-3, subject to certain limitations; and

•	will have a piggyback registration right, following an initial public offering of the Company’s securities, to be included in any registration statement whether for sale for the Company’s account or for the account of any of the Company’s security holders.

Amendment No. 1 to the Stockholders Agreement

Amendment No. 1 to the Stockholders Agreement amended the Stockholders Agreement to provide for more specific “lock up” arrangements. Under the Stockholders Agreement, as so amended:

•	the stockholders agree not to directly or indirectly sell or dispose of their shares of Class A Common Stock for 180 days after the date of the Prospectus (the “Lock-up Period”), unless the stockholder has the prior consent of the underwriters to do so; and

•	the joint-book running managers of the Company’s initial public offering, Bear, Stearns & Co. Inc. (“Bear Stearns”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), on behalf of the underwriters, will have the right to enforce the “lock up” arrangements even though neither is a party to the Stockholders Agreement and to approve any amendments to the arrangements or their right to enforcement of the arrangements.

The Stockholders Agreement, as amended, will generally terminate: (1) upon mutual consent of the Company and holders of two-thirds of the shares of Class A Common Stock; (2) as to a particular stockholder, the date on which such stockholder or its affiliates do not beneficially own any shares of Class A Common Stock; (3) the date of consummation of any merger or consolidation between the Company and any other corporation if, immediately thereafter, the stockholders and their affiliates hold, in the aggregate, capital stock representing less than a majority of the voting power of such corporation; or (4) the date that is two years following the Company’s initial public offering.

Lock-up Letter

Pursuant to the terms of the Underwriting Agreement executed in connection with the Company’s initial public offering, Mr. Porter, as a director of the Company, executed a Lock-up Letter in which he agreed, subject to certain exceptions, that, without the prior written consent of each of Bear Stearns and Morgan Stanley on behalf of the underwriters, Mr. Porter will not, during the Lock-up Period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock whether any such transaction described above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise.

The restrictions described in the foregoing paragraph do not apply to:

•	transactions by Mr. Porter relating to shares of Class A Common Stock or other securities acquired in open market transactions after the completion of the Company’s initial public offering of the shares of Class A Common Stock;

•	transfers of shares of Class A Common Stock or any security convertible into Class A Common Stock as a bona fide gift or gifts or by will or intestacy including transfers to a trust, where the beneficiaries of such trust are comprised solely from a group consisting of Mr. Porter and his immediate family members; or

•	distributions or transfers of shares of Class A Common Stock or any security convertible into Class A Common Stock to limited partners, stockholders or controlled affiliates of Mr. Porter provided that in the case of any transfer or distribution pursuant to a bona fide gift or by will or intestacy or to limited partners, stockholders or controlled affiliates (a) each donee or distributee shall sign and deliver a lock-up letter substantially in the same form as executed by Mr. Porter and (b) Mr. Porter shall not be required to and shall not voluntarily file a report under Section 16(a) of the Securities Exchange Act of 1934 reporting a reduction in beneficial ownership of shares of Class A Common Stock during the Lock-up Period.

In addition, Mr. Porter agrees that, without the prior written consent of each of Bear Stearns and Morgan Stanley, on behalf of the underwriters, he will not during the Lock-up Period make any demand for, or exercise any right with respect to, the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock. The Lock-up Period is subject to extension in certain circumstances.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

99.2	Excerpt from Prospectus

99.3	Stockholders Agreement dated May 31, 2002 among the Company and the stockholders thereto

99.4	Amendment No. 1 to the Stockholders Agreement among the Company and the stockholders thereto

99.5	Form of Lock-up Letter, Exhibit A to the Underwriting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2005

/s/ W. A. Porter
Signature

William A. Porter, Jr., co-trustee
Name/Title

/s/ M. Joan Porter
Signature

Margaret Joan Porter, co-trustee
Name/Title